

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2008

Mr. Julio De Leon
Chief Financial Officer
Officina 618, Empressarial Mall Ventura,
Cra. 32#1B Sur 51
Medellin, Colombia

Re: **Tao Minerals Ltd.**
Form 10-KSB for Fiscal Year Ended January 31, 2007
Response Dated August 8, 2008
Filed May 16, 2007
File No. 0-51922

Dear Mr. De Leon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

General

1.   We note that you amended your 2007 annual report on Form 10-KSB to resolve some issues raised in prior comments. Unfortunately, there are remaining issues that will require additional amendments, including your 2007 and 2008 annual reports, plus the subsequent interim reports. Please include an explanatory note at the forefront of your amended filings to briefly explain the reasons you are filing the amendments, and to refer readers to the specific locations within the filings where further details are presented. Please ensure that the accounting and

disclosure revisions necessary to resolve the issues identified in this letter are handled consistently in your various filings, as appropriate.

Financial Statements

Audit Reports

2.   Please ask your auditor to identify the country of origin for the accounting principles associated with the opinion of conformity to comply with AU §508.08. You will need to obtain and file a new audit opinion for 2008.

3.   We see that you have resolved the issues identified in prior comment four, concerning the reliance on predecessor auditors that had been expressed by your 2006 and 2007 auditors in rendering their opinions on the cumulative activity. However, your new auditor expresses reliance on other auditors in rendering its opinion on your 2008 financial statements. You will need to obtain and file the report of the other auditor upon whom reliance in being expressed. You will also need to obtain a revised opinion from your 2008 auditor which conforms to the reporting guidance in AU §508.12.

4.   Based on your handling of the issue raised in prior comment four, it appears you will need to label the information appearing in your Statement of Changes in Stockholders' Equity through January 31, 2006 as unaudited.

Note 2 – Significant Accounting Policies, page F-8

(j) Mining Properties and Exploration Costs, page F-9

5.   You state that exploration costs are capitalized when they relate to specific properties for which "economically recoverable resources" are estimated to exist. We believe that you need to distinguish between exploration and development costs in your accounting policy, while ensuring correlation of these terms with your reserve findings, based on proven and probable reserves, as defined in paragraph (a) of Industry Guide 7. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves and preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please revise your disclosure and accounting if necessary to clarify. Tell us the amounts of any exploration costs you have capitalized under your policy.

Note 3 – Acquisition of Mineral Rights, page F-10

6.   We have read your response to prior comment seven, indicating that you relied upon the guidance in SFAS 57 in assigning zero value to the 2,500,000 common shares that you issued to Primecap Resources, Inc. on April 10, 2006 as partial consideration to receive from that entity an option to acquire a 100% mineral interest in the Risaldo La Golondrina D14-082 mineral property from Nueva California S.A. You also explain that you believe goodwill was not a recordable amount due to the lack of a valuation or proven reserve in the property at the time of the transaction.

While we understand that you regard Primecap Resources, Inc. as a related party, the guidance in SFAS 57 concerns disclosures about related party transactions; it does not prescribe accounting methodology. And while we agree that goodwill is not a recordable amount in the transaction you describe, this determination is not made by reference to the status of mineralization on the underlying property, but is the appropriate conclusion given that the option you are acquiring is not a business. Nevertheless, the value ascribed to the option acquired should reflect, in addition to any cash consideration, the fair value of shares issued, as prescribe in paragraph 7 of SFAS 123(R), as previously explained. We believe that you should rely on the quoted market price of your stock in valuing these shares, also following the guidance in EITF 96-18 when selecting the measurement date.

If you have appropriately characterized the option as a mineral right, as defined in EITF 04-2, the cost of the option would be capitalized. Given your financial condition, you would need to conduct periodic impairment testing under SFAS 144, also following the guidance in EITF 04-3 for any value beyond proven and probable reserves. Tell us if you have complied with this guidance and revise your disclosure to include details sufficient to understand the process by which you have satisfied impairment concerns.

7.   You disclose that you will assume, pursuant to an Assignment Agreement, the obligations of Primecap Resources Inc. under a Heads of Agreement, dated August 23, 2004, requiring conveyance of $330,000 and 1 million shares of the assignor. You filed a Form 8-K on March 10, 2006 with the February 28, 2006 Assignment Agreement, which identifies Primecap Resources Inc. as the assignor and indicates that it would honor these share issuances. However, that is not consistent with your disclosure. Please revise your disclosure to clarify whether you have assumed the obligation for these shares, and reconcile this information with your disclosure under Note 7 suggesting that you would be issuing your shares rather than those of Primecap Resources Inc. If you have not assumed the obligation, disclose the manner by which you may cause these issuances to be made in order to retain your mineral property option, and the implications of

being unsuccessful in this regard. Also explain the basis for your disclosure, referring to the cash obligations under the HOA, stating "Items 1 through 6 of the HOA agreement are deleted." Please file the HOA and any amendments underlying your disclosures.

8.   We note your disclosure explaining that you accrued liabilities amounting to $92,100 for 600,000 shares of Primecap Resources Inc. under the HOA. You state that you calculated these amounts based on the closing price of the stock on the scheduled payment date. Given the default and termination provisions in the Assignment Agreement mentioned in the preceding comment, and the guidance in paragraph 32 of CON 6, tell us how you are able to support the characterization of this amount as a liability.

Note 5 – Common Stock, page F-11

9.   We note your response to prior comment eight, stating that your disclosure about a director returning 17,600,000 common shares to you, and you redistributing 5,000,000 of these shares to four other directors "does not properly reflect the transaction." Tell us why you did not correct this disclosure when filing your amendment or your 2008 annual report; and submit the revisions that you propose as a remedy.

Exhibits

10.   We note that you have not complied with prior comment nine, regarding the requirement to file certifications with your periodic reports. The wording of the certifications must be exactly as set forth in Item 601(b)(31) of Regulation S-B; and you are required to update these certifications when filing amendments to comply with Rule 12b-15 of Regulation 12B. Please comply with these filing requirements.

Form 10-Q for the Fiscal Quarter Ended July 31, 2008

General

11.   Please ensure that you number the pages when filing your amendments.

Financial Statements

Note 4 – Common Stock

12.   Submit the computations associated with your $816,367 loss on settlement of
        debt, arising from the partial conversion of the $620,000 note; and the $687,127
        derivative expense and $787,127 derivative liability mentioned in Note 5. Please
        explain all key assumptions and identify the source of share prices used.

Note 5 – Derivative Liability

13.   We note your disclosures under this heading and Note 3, explaining that you have
        amended the conversion provisions on the $620,000 note payable to allow that
        note to be converted into your common shares at an amount equal to 30% of the
        "lowest closing bid prices" for the five dates preceding conversion. You also
        indicate that you have two additional notes having combined outstanding
        principal of $350,000, convertible into your common shares at an amount equal to
        50% of the weighted average of the "lowest trading prices" during the five days
        preceding conversion. Expand your disclosure to clarify whether there are any
        restrictions (e.g. time periods, circumstances) governing when conversion may be
        elected, and to include the number of shares issuable under the conversion
        provisions for each note at the balance sheet date. Disclose whether you expect a
        change in control to result from the conversion of these notes.

14.   Tell us who the counterparties are in each of the loan arrangements discussed in
        the preceding comment, and describe the extent of your relationship with those
        parties.

Disclosure Controls and Procedures

15.   Please revise the disclosures in your April 30, 2008 and July 31, 2008 interim
        reports to clarify whether your disclosure controls and procedures were effective
        as of the end of the quarter to which the report pertains, rather than the end of the
        prior fiscal quarter.

16.   We have read your response to prior comment three and note you have amended
        your 2007 filing to comply with Item 308(c) of Regulation S-B. It appears that
        you will need to similarly amend your interim reports for the quarters ended April
        30, 2008 and July 31, 2008, to comply with this guidance. Please disclose *any*
        change in your internal control over financial reporting that occurred *during the*

quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief